RAINCHIEF ENERGY INC.
(the “Company”)
4th Floor – 888 Fort Street
Victoria, British Columbia V8W-1H8

Trading Symbol: RCFFD	March 25, 2010

RAINCHIEF COMPLETES PRIVATE PLACEMENT

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFFD.OTC.BB) announces that it has completed a non brokered private placement of 8.0 million units for total amount of US$160,000. Each unit is priced at $0.02 and is comprised of one common share and one non-transferable share purchase warrant. Each one warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of US$0.02 for a period of five years. In addition, creditors of the Company’s outstanding debt have agreed to settle $97,710.00 of debts in the Company in exchange for 15 million shares.

Further information will be made available as it materializes.

Rainchief Energy Inc.

Rainchief Energy Inc. is an oil and gas exploration company focused on the acquisition of undervalued oil and gas assets worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS,

“Brad Moynes”
Brad Moynes, President